April 8, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Paycom Software, Inc.
Registration Statement on Form S-1 (SEC File No. 333-194462)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Paycom Software, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern Time, on April 10, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 5,600 copies of the Preliminary Prospectus dated March 31, 2014 (the “Preliminary Prospectus”) through the date hereof to underwriters, dealers, institutions and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Jason van Itallie
	Name:	Jason van Itallie
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Alice Talchtajan
	Name:	Alice Talchtajan
	Title:	Executive Director